[redacted]

14045021

SECUR[...]MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 12 2014
REGISTRATIONS BRANCH
16

SEC FILE NUMBER	
8-	67979

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: North South Capital, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 West Adams Street, Suite 2230
(No. and Street)

Chicago (City) Illinois (State) 60606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris O'Donnell (312) 445-5400
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kehlenbrink, Lawrence & Pauckner
(Name - *if individual, state last, first, middle name*)

6296 Rucker Road, Suite G (Address) Indianapolis (City) Indiana (State) 46220 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 2 1 2014
REGISTRATIONS BRANCH
16

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Chris O'Donnell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of North South Capital, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Executive Vice President
Title

OFFICIAL SEAL
LISA LEE WATSON
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:10/19/15

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Kehlenbrink
Lawrence &
Pauckner
Certified Public Accountants

North South Capital, LLC

Year Ended December 31, 2013

Financial Report

Kehlenbrink Lawrence & Pauckner
Certified Public Accountants

. 317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

To the Board of Directors
North South Capital, LLC

Independent Auditors' Report

We have audited the accompanying financial statements of North South Capital, LLC, which comprise the statements of financial condition as of December 31, 2013 and 2012, and the related statements of income, members' equity, and cash flows for the years then ended, and the related notes to the financial statements, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America. This includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of North South Capital, LLC as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audits were conducted for the purpose of forming an opinion on the basic financial statements as a whole. The information contained in the schedules on pages 9 through 16 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the basic financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Indianapolis, Indiana
January 24, 2014

North South Capital, LLC

Statements of Financial Condition

Assets	December 31, 2013	December 31, 2012
Cash and cash equivalents	$ 294,594	$ 245,057
Cash for the benefit of customers	69	69
Cash deposit with clearing organization	100,000	100,000
Secured Demand Note	100,000	-
Accounts receivable	177,816	127,184
Prepaid expenses and deposits	34,213	28,086
Furniture and equipment, net	12,805	15,800
Total Assets	$ 719,497	$ 516,196

Liabilities and Members' Equity

Liabilities	December 31, 2013	December 31, 2012
Subordinated liability - SDN	$ 100,000	$ -
Accounts payable	50,311	18,400
Accrued payroll and commissions	82,912	7,157
Accrued rent	2,179	5,097
Other current liabilities	2,955	6,548
Total liabilities	238,357	37,202
Members' Equity		
Memberships	425,000	425,000
Retained earnings (deficit)	56,140	53,994
Total members' equity	481,140	478,994
Total Liabilities and Members' Equity	$ 719,497	$ 516,196

The accompanying notes are an integral part of the financial statements.

North South Capital, LLC

Statements of Income

	For the Years Ended December 31, 2013	For the Years Ended December 31, 2012
Revenues		
Commissions	$ 1,724,496	$ 706,704
Advisory revenue	179,172	114,306
Underwriting	191,699	382,503
Capital introduction	38,171	60,090
Interest	437	371
Other	8,421	832
Total revenues	2,142,396	1,264,806
Operating Expenses		
Compensation and benefits	762,774	499,670
Occupancy	85,751	80,863
Clearing fees	163,126	143,356
Communications	142,994	90,605
Regulatory fees	16,871	13,872
Professional fees	905,944	204,317
Other expenses	62,790	65,968
Total operating expenses	2,140,250	1,098,651
Net Income (Loss)	$ 2,146	$ 166,155

The accompanying notes are an integral part of the financial statements.

North South Capital, LLC

Statements of Members' Equity

	Memberships	Retained Earnings (Deficit)
Balance, December 31, 2011	$ 514,500	$ (112,161)
Additional capital contribution		
Return of capital	(89,500)	
Net income		166,155
Balance, December 31, 2012	425,000	53,994
Additional capital contribution		
Return of capital		
Net income		2,146
Balance December 31, 2013	$ 425,000	$ 56,140

The accompanying notes are an integral part of the financial statements.

North South Capital, LLC

Statements of Cash Flows

	For the Years Ended	
	December 31, 2013	December 31, 2012
Operating Activities		
Net income (loss)	$ 2,146	$ 166,155
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	4,545	4,900
Changes in operating assets and liabilities		
Accounts receivable	(50,632)	(126,086)
Other current assets	(6,127)	(498)
Accounts payable	31,911	3,589
Accrued expenses	69,244	(4,058)
Net Cash Provided by Operating Activities	51,087	44,002
Investing Activities		
Purchase of furniture and equipment	(1,550)	
Net Cash Provided by (Used in) Investing Activities	(1,550)	-
Financing Activities		
Return of capital	-	(89,500)
Secured Demand Note Liability	(100,000)	
Additional capital investment SDN	100,000	
Net Cash Provided by (Used in) Financing Activities	-	(89,500)
Increase (Decrease) in Cash and Cash Equivalents	49,537	(45,498)
Cash and Cash Equivalents at Beginning of Year	245,057	290,555
Cash and Cash Equivalents at End of Year	$ 294,594	$ 245,057

The accompanying notes are an integral part of the financial statements.

North South Capital, LLC

Notes To Financial Statements
December 31, 2013

Note 1 – Significant Accounting Policies

Description of Business

North South Capital, LLC is a registered broker and dealer. As a securities broker and dealer, the Company is engaged in various securities trading, brokerage, investment management and advisory activities serving a diverse group of customers. The trading and brokerage activities are provided through the Company's fully-disclosed correspondent relationship with Pershing LLC, a subsidiary of Bank of New York.

Estimates and Assumptions

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Accounting Method

The accounts of the Company are maintained on the accrual basis of accounting. Income earned from customer security transactions are recorded on a trade date basis. If payments are not received or the transaction has not settled on customer transactions, accounts receivable is recorded to recognize that income.

Accounts Receivable

Management considers accounts receivable to be fully collectable; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when the determination is made.

Property and Equipment

Purchases of property and equipment are recorded at their cost. Depreciation of $4,545 and $4,900 for the years ended December 31, 2013 and 2012 respectively has been computed using straight line rates of depreciation.

Income Taxes

The Company has elected under the Internal Revenue Code, to be taxed as a partnership. Accordingly, the members rather than the Company will be taxed on income. Therefore, no provision or liability for income taxes has been included in these financial statements. Tax years before 2010 are no longer subject to tax examination.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity date of three months or less, to be cash equivalents. The Company did not pay any interest or taxes during the years ended December 31, 2013 and 2012.

North South Capital, LLC

Notes To Financial Statements
December 31, 2013

Note 2 – Cash Segregated Under Federal Regulation

Cash of $69 in 2013 and 2012, respectively, has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

Note 3 – Property and Equipment

The following is a summary of property and equipment (at cost) less accumulated depreciation:

	December 31, 2013	December 31, 2012
Computer equipment	$ 17,415	$ 15,865
Telephone equipment	7,920	7,920
Furniture and fixtures	5,136	5,136
	30,471	28,921
Less: Accumulated depreciation	17,666	13,121
Total	$ 12,805	$ 15,800

Note 4 – Commitments

The Company is committed under two operating leases for the rental of office space. Annual payments under these agreements are shown below:

For The Years Ended December	
2014	$ 13,984
Total	$ 13,984

Rent expenses for 2013 and 2012 were $64,984 and $61,468 respectively.

Note 5 – Net Capital Requirements

The Company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is the greater of $250,000 or 6-2/3% of the aggregate indebtedness of the Company. On December 31, 2013, the Company had net capital of $534,122 which was $284,122 in excess of its required net capital of $250,000. The percentage of aggregate indebtedness to net capital was 25.9%.

North South Capital, LLC

Notes To Financial Statements
December 31, 2013

Note 6 - Control Requirements

There are no amounts, as of December 31, 2013, to be reported pursuant to the possession or control requirements under Rule 15c3-3. The Company is in compliance with the exemptive provisions of Rule 15c3-3 under paragraph (k)(2)(ii) and thus is exempt from the provisions of Rule 15c3-3.

Note 7 – Reconciliation Pursuant to Rule 17a-5(d)(4)

Computation of Net Capital Under Rule 15c3-1

There were no reconciling items between the December 31, 2013 unaudited Focus report and this report.

Note 8 – Secured Demand Note and Subordinated Liability

The majority member of the Company provided a Secured Demand Note Receivable of $100,000 to the Company. The note is due on demand and it is non-interest bearing.

In exchange for the secured demand note, the Company provided a Subordinated Liability of $100,000 payable to the majority member. This liability is subordinated to the claims of general creditors and matures on June 28, 2016. Interest is payable at the rate of 3% per year.

North South Capital, LLC

Computation of Net Capital, Pursuant to Rule 15c3-1(f)
December 31, 2013

Net Capital	
Members' equity	$ 481,140
Plus subordinated demand note	100,000
Total Capital and Allowed Subordinated Liability	$ 581,140
Less: Nonallowable assets	47,018
Net capital before haircuts on security positions	534,122
Haircuts on securities	-
Net capital	$ 534,122
Aggregate Indebtedness	$ 138,357
Net capital required based on aggregate indebtedness	$ 9,224
Computation of Basic Net Capital Requirement	
Minimum net capital required (Based on minimum dollar requirement)	$ 250,000
Excess Net Capital	$ 284,122
Net Capital Less Greater of 10% of Aggregate Indebtedness or 120% of Minimum Dollar Net Capital Requirement	$ 234,122
Percentage of Aggregate Indebtedness to Net Capital	25.9%

North South Capital, LLC

Statement of Changes in Subordinated Borrowings
For the Year Ended December 31, 2013

Subordinated borrowings at January 1, 2013	$ -
Increases:	
Issuance of subordinated note	100,000
Subordinated borrowings as of December 31, 2013	$ 100,000

Kehlenbrink
Lawrence &
Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

Board of Directors
North South Capital, LLC

In planning and performing our audit of the financial statements of North South Capital, LLC as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities and including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17(a)-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To the Board of Directors of
North South Capital, LLC
Page Two

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis.

A significant deficiency is a deficiency, or combination of deficiencies in internal control, that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kehlenbrink, Lawrence & Pauckner

Kehlenbrink, Lawrence & Pauckner
Indianapolis, Indiana
January 24, 2014

Kehlenbrink Lawrence & Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

To the Board of Directors
North South Capital, LLC
Indianapolis, Indiana

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2013 to December 31, 2013, which were agreed to by North South Capital, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating North South Capital, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). North South Capital, LLC's management is responsible for the North South Capital, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries:

Balance of Prior Year SIPC-7T - Check #1389 for $1,464.00 written on 1-23-2013
SIPC-6 Balance – Check #1427 for $1,115.00 written on 7-17-2013

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2013 with the amounts reported in Form SIPC-7 for the year ended December 31, 2013 noting no differences;

3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers, transactions identified in specific general ledger accounts and entries on FOCUS reports filed for the quarters ended in 2013, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, transactions identified in specific general ledger accounts and entries on FOCUS reports filed for the quarters ended in 2013, supporting the adjustments noting no differences; and

5. Since there was no overpayment carried forward to 2013, we did not compare the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Kehlenbrink, Lawrence & Pauckner

Kehlenbrink, Lawrence & Pauckner
January 24, 2014

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067979 FINRA DEC
NORTH SOUTH CAPITAL LLC 16*16
200 W ADAMS ST STE 2230
CHICAGO IL 60606-5231

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 3116

B. Less payment made with SIPC-6 filed (exclude interest) (1115)

7-17-13
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 2001

E. Interest computed on late payment (see instruction E) for______days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 2001

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2001

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

North South Capital
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

EVP
(Title)

Dated the 24 day of January, 2014.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______

Documentation ______

Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2013
and ending 12/31/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,142,396
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	243,168
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	652,351
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 331	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	331
Total deductions	895,850
2d. SIPC Net Operating Revenues	$ 1,246,546
2e. General Assessment @ .0025	$ 3,116
	(to page 1, line 2.A)

KLP

Kehlenbrink
Lawrence &
Pauckner

Certified Public Accountants

North South Capital, LLC

Year Ended December 31, 2013

SIPC General Assessment Reconciliation Supplemental Report

Kehlenbrink Lawrence & Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

To the Board of Directors
North South Capital, LLC
Indianapolis, Indiana

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2013 to December 31, 2013, which were agreed to by North South Capital, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating North South Capital, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). North South Capital, LLC's management is responsible for the North South Capital, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries:

> Balance of Prior Year SIPC-7T - Check #1389 for $1,464.00 written on 1-23-2013
> SIPC-6 Balance – Check #1427 for $1,115.00 written on 7-17-2013

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2013 with the amounts reported in Form SIPC-7 for the year ended December 31, 2013 noting no differences;

3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers, transactions identified in specific general ledger accounts and entries on FOCUS reports filed for the quarters ended in 2013, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, transactions identified in specific general ledger accounts and entries on FOCUS reports filed for the quarters ended in 2013, supporting the adjustments noting no differences; and

5. Since there was no overpayment carried forward to 2013, we did not compare the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Kehlenbrink, Lawrence & Pauckner

Kehlenbrink, Lawrence & Pauckner
January 24, 2014

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended 12/31/2013
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

067979 FINRA DEC
NORTH SOUTH CAPITAL LLC 16*16
200 W ADAMS ST STE 2230
CHICAGO IL 60606-5231

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

______

2. A. General Assessment (item 2e from page 2) $ 3116

B. Less payment made with SIPC-6 filed (**exclude interest**) (1115)

7-17-13
Date Paid

C. Less prior overpayment applied (______)

D. Assessment balance due or (overpayment) 2001

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum ——

F. Total assessment balance and interest due (or overpayment carried forward) $ 2001

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 2001

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

North South Capital
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

EVP
(Title)

Dated the 24 day of January, 20 14.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2013
and ending 12/31/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,142,396
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	243,168
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	652,351
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 331	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	331
Total deductions	895,850
2d. SIPC Net Operating Revenues	$ 1,246,546
2e. General Assessment @ .0025	$ 3,116
	(to page 1, line 2.A)